January 14, 2010
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549
Re:	Madison Square Garden, Inc. Registration Statement on Form 10 Commission File No. 001-34434
Ladies and Gentlemen:
          In accordance with Rule 12d1-2 promulgated under the Securities Exchange Act of 1934, as amended (the “Act”), Madison Square Garden, Inc. (the “Company”) hereby respectfully requests that the effective date of its Registration Statement on Form 10 (Commission File No. 001-34434) be accelerated by the Securities and Exchange Commission (the “Commission”) to 5:00 p.m., Eastern Standard Time, on January 14, 2010, or as soon thereafter as practicable.
          The Company hereby confirms that it is aware of its obligations under the Act. In addition, the Company acknowledges that:
•	Should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform John P. Mead at (212) 558-3764, with written confirmation sent by facsimile to (212) 291-9098 and by mail to the address listed on the cover of the Registration Statement.
* * *

Sincerely,
MADISON SQUARE GARDEN, INC.

By	/s/ Robert M. Pollichino

	Name:	Robert M. Pollichino
	Title:	Executive Vice President and Chief Financial Officer